 EXHIBIT 99.3

July 14, 2014

Olsen Palmer LLC (“Olsen Palmer”) consents to the inclusion and description of our opinion letter dated March 19, 2014 to the Board of Directors of to First Citizens Bancshares, Inc. included as Annex D to the Proxy Statement/Prospectus of First Citizens Bancshares, Inc. which forms the Registration Statement on Form S-4 and the references to our firm in such Proxy Statement/Prospectus.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the terms "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Olsen Palmer LLC

OLSEN PALMER  LLC